SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                              Amendment No. 6


                 Under the Securities Exchange Act of 1934
               Information to be included in statements filed
                  pursuant to Rule 13D-1(A) and Amendments
                  thereto filed pursuant to Rule 13D-2(A)

                               PARTNERRE LTD.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 G6852T-105
-------------------------------------------------------------------------------
                               (CUSIP Number)

                             MARKUS U. DIETHELM
            CHIEF LEGAL OFFICER AND MEMBER OF SENIOR MANAGEMENT
                         SWISS REINSURANCE COMPANY
                              50/60 MYTHENQUAI
                        CH-8022 ZURICH, SWITZERLAND
                        TEL. NO.: 011-41-1-285-2162
-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 18, 2001
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  G6852T-105                                        Page 3 of 13 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Swiss Reinsurance Company
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                           (a) |X|
                                                        (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             88,000
      SHARES           --------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             14,515,969
     OWNED BY          --------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             88,000
    REPORTING          --------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             14,515,969
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,603,969
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           28.7%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------


                                SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.  G6852T-105                                        Page 4 of 13 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           European Reinsurance Company of Zurich
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                           (a) |x|
                                                        (b) |_|
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES           --------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             541,772
     OWNED BY          --------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING          --------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON                 541,772

       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           541,772
-------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------



                                SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. G6852T-105                                         Page 5 of 13 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SwissRe Capital Management (Bermuda) Ltd.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                           (a) |X|
                                                        (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC, OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Bermuda
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES           --------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             13,974,197
     OWNED BY          --------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING          --------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             13,974,197
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,974,197
-------------------------------------------------------------------------------
   12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           27.5%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------



         The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         This Amendment No. 6 ("Amendment No. 6") to Schedule 13D amends and restates in its entirety the Schedule 13D, dated as of June 13, 1997 (the "Original 13D"), as amended by Amendment No. 1, dated July 16, 1997, as amended by Amendment No. 2, dated September 10, 1997, as amended by Amendment No. 3, dated November 20, 1997, as amended by Amendment No. 4, dated January 26, 2000, as amended by Amendment No. 5, dated September 21, 2001, filed with respect to the shares of common stock, par value $1.00 per share (the "Common Stock") of PartnerRe Ltd., a Bermuda company (the "Company").

Item 1.  Security and Issuer.

         The security to which this Statement relates is the Common Stock. The Company's principal executive office is located at 96 Pitts Bay Road, Pembroke Parish HM 08, Bermuda.

Item 2.  Identity and Background

         This statement is filed by Swiss Reinsurance Company, a Swiss company ("Swiss Re") and its wholly-owned subsidiaries, SwissRe Capital Management (Bermuda) Ltd. and European Reinsurance Company of Zurich (collectively, the "Reporting Persons").

         The principal business of Swiss Re and its subsidiaries (the "Swiss Re Group") is engaging in reinsurance and related activities throughout the world. The reinsurance companies in the Swiss Re Group transact almost all lines of reinsurance. There is no control person of Swiss Re.

         The address of the principal business and the principal office of Swiss Re is 50/60 Mythenquai, CH-8022 Zurich, Switzerland. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Swiss Re is set forth on Schedule A hereto ("Schedule A"), which is incorporated herein by reference.

         The address of the principal business and the principal office of European Reinsurance Company of Zurich is 50/60 Mythenquai, CH-8022 Zurich, Switzerland. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of European Reinsurance Company of Zurich is set forth on Schedule B hereto ("Schedule B"), which is incorporated herein by reference.

         The address of the principal business and the principal office of SwissRe Capital Management (Bermuda) Ltd. is Mintflower Place, 8 Par-la-Ville Road, Hamilton HM GX, Bermuda. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of SwissRe Capital Management (Bermuda) Ltd. is set forth on Schedule C hereto ("Schedule C"), which is incorporated herein by reference.

         During the past five years, neither any Reporting Person nor any person controlling any Reporting Person nor, to the best of the Reporting Persons' knowledge, any of the persons listed on Schedule A, Schedule B or Schedule C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         In connection with the initial public offering of the Common Stock and pursuant to a subscription agreement, dated August 24, 1993 (the "Initial Subscription Agreement"), between Swiss Re and PartnerRe Holdings, Ltd. (the predecessor to the Company), Swiss Re purchased 5,277,045 shares of Common Stock (the "Initial Shares"), 4,353,007 Class A Warrants (the "Initial Class A Warrants") and 3,389,364 Class B Warrants (the "Class B Warrants"). The aggregate subscription price for the Initial Shares, the Initial Class A Warrants and Class B Warrants was $100,000,000. The purchase price was funded through internally generated funds.

         By their terms, 20% of the Class B Warrants were available for vesting each year since 1994. The vesting conditions, which related to certain performance criteria, for the 20% of the Class B Warrants available for vesting in each of November 1994, 1995, 1996 and 1998 were not met and those Class B Warrants were forfeited. However, the 1997 performance criteria were satisfied and, in November 1997, a total of 677,873 Class B Warrants held by Swiss Re vested. The vested Class B Warrants are exercisable through November 2004. The exercise price of each Class B Warrant is $17.

         Between 1993 and 1997, options ("Options") to acquire 88,000 shares of Common Stock, plus 7,772 additional shares of Common Stock (the "Additional Shares"), were granted to directors of the Company who are or were at the time also executives of Swiss Re. In accordance with the terms of such executives' employment with Swiss Re, such Options and shares were transferred to Swiss Re. Since then, in 1998, 6,000 additional Options were granted to each of two such directors; in 1999, 8,000 Options were granted to each of two such directors; and in each of 2000 and 2001, 8,000 Options were granted to one such director; all such Options were subsequently transferred to Swiss Re. Between 1998 and 2000, 44,000 Options were exercised for an aggregate purchase price of $1,025,827 (from internally generated funds). There are now 88,000 unexercised Options beneficially owned by Swiss Re. No purchase price was paid in connection with Swiss Re's acquisition of the Options and the Additional Shares.

         Pursuant to a stock purchase agreement, dated as of March 28, 1997 (the "1997 Stock Purchase Agreement"), between the Company and Swiss Re, the Company agreed to acquire from Swiss Re outstanding shares of Societe Anonyme Francaise de Reassurances ("SAFR"). The aggregate purchase price for the SAFR shares paid by the Company to Swiss Re included cash and the delivery of 6,453,007 shares of Common Stock. Thus, upon the consummation of these transactions, Swiss Re became the beneficial owner of an additional 2,100,000 shares of Common Stock plus 4,353,007 shares of Common Stock (which were issued upon exercise of the Initial Class A Warrants).

         Pursuant to a subscription agreement dated August 24, 1993 between the Company and Head Investors, the Company issued to Head Investors shares of Common Stock and Class A Warrants on November 10, 1993. The cost per share of Common Stock was deemed to be $18.34 and, per Class A Warrant, $1.25. European Reinsurance Company of Zurich, a limited partner in Head Investors, withdrew as a limited partner and, on August 26, 1997, received, as a final distribution, 405,398 shares of Common Stock and Class A Warrants to acquire 204,220 shares of Common Stock from Head Investors (the "Additional Class A Warrants"). The Additional Class A Warrants were exercised in November 2000, on a cashless basis, for 136,374 shares of Common Stock.

         In November 2000, 50,000 shares of Common Stock were acquired by Swiss Re from a plan for the benefit of employees and retirees of Swiss Re, for an aggregate purchase price of $1,870,625 (from internally generated funds).

         SwissRe Capital Management (Bermuda) Ltd. was formed in January 2001. Swiss Re contributed 677,873 Class B Warrants, and caused its subsidiaries to contribute 4,353,007 shares of Common Stock, to SwissRe Capital Management (Bermuda) Ltd.

         The aggregate amount of funds required by Swiss Re to purchase 1,464,500 shares of Common Stock in September 2001 amounted to $52,478,111 (including commissions). The funds used to purchase such Common Stock were obtained from internally generated funds.

         On December 18, 2001, Swiss Re contributed, as surplus, 6,728,369 shares of Common Stock to SwissRe Capital Management (Bermuda) Ltd. Also on December 18, 2001, Swiss Re sold 2,214,948 shares of Common Stock to SwissRe Capital Management (Bermuda) Ltd. for an aggregate purchase price of $109,883,570. The funds used to purchase such Common Stock were obtained from a capital contribution from Swiss Re.

Item 4.  Purpose of the Transaction.

         All of the securities enumerated in Item 5 (the "Securities") were acquired by the Reporting Persons for investment. The Reporting Persons intend to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include, subject to the Standstill Agreement referred to in Item 6 (so long as it is applicable), the acquisition of additional Securities through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

         Alternatively, depending on the Reporting Persons' evaluation and review of the Company, as well as general economic and industry conditions existing at the time, the Reporting Persons may elect to sell all or a portion of the Securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Except as set forth above, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of December 18, 2001, Swiss Re owned Options exercisable for 88,000 shares of Common Stock.

         As of December 18, 2001, Swiss Re Capital Management (Bermuda) Ltd. owned (i) 13,296,324 shares of Common Stock and (ii) Class B Warrants exercisable for 677,873 shares of Common Stock.

         As of December 18, 2001, European Reinsurance Company of Zurich owned 541,772 shares of Common Stock.

         As of December 18, 2001, Swiss Re may be deemed to beneficially own (i) the 13,296,324 shares of Common Stock owned by Swiss Re Capital Management (Bermuda) Ltd., (ii) the Class B Warrants, owned by Swiss Re Capital Management (Bermuda) Ltd., exercisable for 677,873 shares of Common Stock and (iii) the 541,772 shares of Common Stock owned by European Reinsurance Company of Zurich (collectively, the "Securities"). Such Securities, together with the Options owned by Swiss Re and exercisable for 88,000 shares of Common Stock, may be exercised for and/or represent 14,603,969 shares of Common Stock, or 28.7% of the Common Stock of the Company.

         Except as set forth in Item 5(a) and Schedule D hereto, none of the Reporting Persons nor any other person controlling any of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any persons named in Schedule A, Schedule B or Schedule C hereto, owns beneficially any Securities.

         (b) Swiss Re has the sole power to vote and dispose of 88,000 shares of Common Stock purchasable pursuant to Options, or .2% of the Common Stock of the Company on an as-converted basis.

         Swiss Re and SwissRe Capital Management (Bermuda) Ltd. have the shared powered to vote and to dispose of 13,296,324 shares of Common Stock and Class B Warrants exercisable for 677,873 shares of Common Stock , or 27.5% of the Common Stock of the Company on an as-converted basis.

         Swiss Re and European Reinsurance Company of Zurich have the shared power to vote and to dispose of 541,772 shares of Common Stock, or 1.1% of the Common Stock of the Company.

         Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 14,603,969 shares of Common Stock on an as-converted basis, or 28.7% of the Common Stock of the Company.

         (c) On December 18, 2001, Swiss Re contributed, as surplus, 6,728,369 shares of Common Stock, and sold, for an aggregate purchase price of $109,883,570, 2,214,948 shares of Common Stock, to Swiss Re Capital Management (Bermuda) Ltd.

         Except as reported in Item 3 or this Item 5, none of the Reporting Persons has effected any transactions in Common Stock during the past 60 days.

         (d) - (e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Swiss Re and PartnerRe Holdings, Ltd. (the predecessor to the Company) were parties to the Initial Subscription Agreement with respect to the Initial Shares, the Initial Class A Warrants and Class B Warrants. A copy of the Initial Subscription Agreement was filed as Exhibit 1 to the Original 13D and is incorporated herein by reference. The Initial Class A Warrants, as well as the Additional Class A Warrants, were exercised. A portion of the Class B Warrants vested. The vested Class B Warrants are exercisable for a period of seven years from the date upon which they vest. The terms of the Class B Warrants are set forth in the form of Class B Warrant (a copy of which was filed as Exhibit 3 to the Original 13D and is incorporated herein by reference).

         In accordance with the terms of their employment with Swiss Re, various executives of Swiss Re who are also directors of the Company (currently Walter B. Kielholz) are required to transfer to Swiss Re any securities of the Company received as compensation in connection with their services as directors of the Company. In 1993, 20,000 Options were granted to each of two such directors, between 1994 and 1998, 6,000 Options were granted to each of two such directors; in 1999, 8,000 Options were granted to each of two such directors; and in each of 2000 and 2001, 8,000 Options were granted to one such director; all such Options were subsequently transferred to Swiss Re. Currently, 88,000 unexercised Options are beneficially owned; 44,000 such Options were exercised between 1998 and 2000.

         At the closing of the transactions under the 1997 Stock Purchase Agreement in July 1997, Swiss Re and the Company entered into a standstill agreement (the "Standstill Agreement") pursuant to which Swiss Re agreed that, for so long as Swiss Re is a shareholder of the Company and until the seventh anniversary of the Standstill Agreement, Swiss Re's ownership and voting rights in the Company are limited to 30%. A copy of the Standstill Agreement was filed as Exhibit 5 to Amendment No. 1 and is incorporated herein by reference.

         Except for the Initial Subscription Agreement, the Class B Warrants, the 1997 Stock Purchase Agreement, the Standstill Agreement and the terms of employment of Mr. Kielholz, to the best knowledge of Swiss Re, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         The following documents are each incorporated by reference herein:

(1) Subscription Agreement (filed as an exhibit to the Original 13D), (2) Form of Class A Warrants (filed as an exhibit to the Original 13D), (3) Form of Class B Warrants (filed as an exhibit to the Original 13D), (4) Stock Purchase Agreement (filed as an exhibit to the Company's Form 8-K dated March 31, 1997) and (5) Standstill Agreement (filed as an exhibit to Amendment No. 1).



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 26, 2001

Swiss Reinsurance Company                    Swiss Reinsurance Company


By: /s/ Markus U. Diethelm                   By: /s/ Andre Pfanner
   -------------------------------              -------------------------------
Name:   Markus U. Diethelm                   Name:   Andre Pfanner
Title:  Chief Legal Officer                  Title:  Member of Senior Management



European Reinsurance Company of Zurich       European Reinsurance Company of
                                             Zurich


By: /s/ Giuseppe Benelli                     By: /s/ Fiona Schmid
   -------------------------------              -------------------------------
Name:   Giuseppe Benelli                     Name:   Fiona Schmid
Title:  Member of the Board                  Title:  General Counsel and
        of Directors                                 Corporate Secretary



SwissRe Capital Management (Bermuda) Ltd.    SwissRe Capital Management
                                             (Bermuda) Ltd.


By: /s/ Juerg Hess                           By: /s/ Ulrich Ackermann
   -------------------------------              -------------------------------
Name:   Juerg Hess                           Name:   Ulrich Ackermann
Title:  Vice President                       Title:  Vice President



                                 SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS
                        OF SWISS REINSURANCE COMPANY

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Swiss Reinsurance Company ("Swiss Re") are set forth below. If no business address is given, the director's or officer's business address is 50/60 Mythenquai, CH-8022 Zurich, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Swiss Re. Unless otherwise indicated below, all of the persons listed are citizens of Switzerland.

NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION
                                          INCLUDING NAME AND ADDRESS OF
                                          EMPLOYER

DIRECTORS

Peter Forstmoser                          Chairman of the Board of
                                          Directors

Lukas Muhlemann                           Deputy Chairman of Swiss Re and
                                          Chief Executive Officer of Credit
                                          Suisse Group Paradeplatz 8,
                                          P.O. Box 1, CH-8070
                                          Zurich, Switzerland

Walter B. Kielholz                        Managing Director and Chief
                                          Executive Officer

Thomas W. Bechtler                        Managing Director
                                          Hesta AG
                                          Seestrasse 21, P.O. Box 1510,
                                          CH-8700 Kusnacht, Switzerland

George L. Farr                            69 Vineyard Lane, Greenwich,
                                          CT 06831, USA

                                          Citizen of United States of America
Rajna Gibson                              Professor of Financial Economics
                                          Swiss Banking Institute,
                                          University of Zurich
                                          Plattenstrasse 14, CH-8032
                                          Zurich, Switzerland

Benedict G.F. Hentsch                     Route de Suisse 322, CH-1298
                                          Celigny, Switzerland

Ernesto Jutzi                             Speerstrasse 23, CH-8832
                                          Wilen/Wollerau, Switzerland

Jorge Paulo Lemann                        GP Investimentos
                                          Av. Brig. Faria Lima, 3729, 7o andar
                                          04538-905 Sao Paulo, SP, Brazil

EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)

Jacques Aigrain                           Member of the Executive Board and Head
                                          Financial Services Business
                                          Group 55 East 52nd Street,
                                          New York, New York 10055 U.S.A.

Andreas Beerli                            Citizen of Switzerland and France
                                          Member of the Executive Board and
                                          Head, Americas Division of
                                          Non-life Business Group 175 King
                                          Street, Armonk, New York 10055,
                                          U.S.A.

Giuseppe Benelli                          Member of the Executive Board and
                                          Head, Asset Management and Chief
                                          Investment Officer

John R. Coomber                           Member of the Executive Board and
                                          Head, Swiss Re Life & Health
                                          Business Group Old Broad Street,
                                          London EC2N 1HQ, England Citizen
                                          of United Kingdom

Jacques E. Dubois                         Member of the Executive Board and
                                          Deputy Head, Swiss Re Life &
                                          Health Business Group 969 High
                                          Ridge Road, Stamford, Connecticut
                                          06905, U.S.A. Citizen of the
                                          United States of America

John H. Fitzpatrick                       Member of the Executive Board and
                                          Chief Financial Officer Citizen
                                          of the United States of America

John J. Hendrickson                       Member of the Executive Board and
                                          Head, Capital Partners 150
                                          California Street, San Francisco,
                                          CA 94111, U.S.A. Citizen of the
                                          United States of America

Rudolf Kellenberger                       Member of the Executive Board and
                                          Deputy Chief Executive Officer

Michel M. Lies                            Member of the Executive Board and
                                          Head, Europe Division of Non-life
                                          Business Group Citizen of
                                          Luxembourg

Stefan Lippe                              Member of the Executive Board and
                                          Head, Swiss Re Non-life Business
                                          Group Citizen of Germany

Pierre L. Ozendo                          Member of the Executive Board and
                                          Head, Asia Division of Non-life
                                          Business Group Citizen of the
                                          United States of America

Bruno Porro                               Member of the Executive Board and
                                          Chief Reinsurance and Risk
                                          Officer

Yury Zaytsev                              Member of the Executive Board and
                                          Head, Information Technology
                                          Division Citizen of the United
                                          States of America

Erwin K. Zimmerman                        Member of the Executive Board,
                                          Special Projects Citizen of
                                          Germany



                                 SCHEDULE B

                      DIRECTORS AND EXECUTIVE OFFICERS
                 OF EUROPEAN REINSURANCE COMPANY OF ZURICH

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of European Reinsurance Company of Zurich are set forth below. If no business address is given, the director's or officer's business address is 50/60 Mythenquai, CH-8022 Zurich, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to European Reinsurance Company of Zurich. Unless otherwise indicated below, all of the persons listed are citizens of Switzerland.


NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION
                                          INCLUDING NAME AND ADDRESS OF
                                          EMPLOYER

DIRECTORS

Balz Heyer                                Chairman of the Board of Directors

Giuseppe Benelli                          Member of the Executive Board
                                          Swiss Reinsurance Company
                                          Mythenquai 50/60, CH-8022 Zurich,
                                          Switzerland

Bruno Porro                               Member of the Executive Board
                                          Swiss Reinsurance Company
                                          Mythenquai 50/60, CH-8022 Zurich,
                                          Switzerland

Erwin Zimmerman                           Member of the Executive Board
                                          Swiss Reinsurance Company
                                          Mythenquai 50/60, CH-8022 Zurich,
                                          Switzerland Citizen of Germany


Name and Business Address                 Present Principal Occupation
                                          Including Name and Address of
                                          Employer

EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)

Hans-Peter Brunner                        Member of Senior Management Swiss
                                          Reinsurance Company Mythenquai
                                          50/60, CH-8022 Zurich,
                                          Switzerland

Guenter Zank                              Member of Senior Management Swiss
                                          Reinsurance Company Mythenquai
                                          50/60, CH-8022 Zurich,
                                          Switzerland Citizen of Germany



                                 SCHEDULE C

                      DIRECTORS AND EXECUTIVE OFFICERS
                OF SWISSRE CAPITAL MANAGEMENT (BERMUDA) LTD.

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SwissRe Capital Management (Bermuda) Ltd. are set forth below. If no business address is given, the director's or officer's business address is Mintflower Place, 8 Par-la-Ville Road, Hamilton HM GX, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to European Reinsurance Company of Zurich. Unless otherwise indicated below, all of the persons listed are citizens of Switzerland.


NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION
                                          INCLUDING NAME AND ADDRESS OF
                                          EMPLOYER

DIRECTORS

Peter Huegle                              Seestrasse 7, CH-8802 Kilchberg,
                                          Switzerland


Giuseppe Benelli                          Member of the Executive Board
                                          Swiss Reinsurance Company
                                          Mythenquai 50/60, CH-8022 Zurich,
                                          Switzerland

Stefan Schroeder                          Chief Executive Officer SwissRe
                                          Capital Management (Bermuda)
                                          Ltd., Mintflower Place, 8
                                          Par-la-Ville Road, Hamilton,
                                          Bermuda Citizen of Germany

Helmut Brechot                            Member of Senior Management Swiss
                                          Reinsurance Company Mythenquai
                                          50/60, CH-8022 Zurich,
                                          Switzerland

Timothy C. Faries                         Partner, Appleby Spurling &
                                          Kempe, Cedar House, Cedar Avenue,
                                          Hamilton, Bermuda Citizen of
                                          Canada

Alan Bossin                               Partner, Appleby Spurling &
                                          Kempe, Cedar House, Cedar Avenue,
                                          Hamilton, Bermuda Citizen of
                                          Canada

EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)

Ulrich Ackermann                          Member of Senior Management Swiss
                                          Reinsurance Company Mythenquai
                                          50/60, CH-8022 Zurich,
                                          Switzerland

Scott Bradley                             Vice President SwissRe Capital
                                          Management (Bermuda) Ltd.,
                                          Mintflower Place, 8 Par-la-Ville
                                          Road, Hamilton, Bermuda Citizen
                                          of the United States

Helmut Brechot                            Member of Senior Management Swiss
                                          Reinsurance Company Mythenquai
                                          50/60, CH-8022 Zurich,
                                          Switzerland

Jurg Hess                                 Member of Senior Management Swiss
                                          Reinsurance Company Mythenquai
                                          50/60, CH-8022 Zurich,
                                          Switzerland

Bruno H. Letsch                           Member of Senior Management Swiss
                                          Reinsurance Company Mythenquai
                                          50/60, CH-8022 Zurich,
                                          Switzerland



                                 SCHEDULE D

                      DIRECTORS AND EXECUTIVE OFFICERS
                            OF REPORTING PERSONS

                BENEFICIAL OWNERSHIP OF PARTNERRE SECURITIES

NAME                    AFFILIATION                     NUMBER OF SHARES OF
                                                        COMMON STOCK
                                                        BENEFICIALLY OWNED

Rudolf Kellenberger     Executive Officer,              1,000
                        Swiss Reinsurance Company